BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

November 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: MAXIMUM VENTURES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 17, 2007:

A. Copies of Notices of Change of Directors dated October 1, 2007 filed with the Registrar of Companies.

B. Copy of Application to Correct the Corporate Register dated October 13, 2007 filed with the Registrar of Companies.

C. Copy of Notice of Articles dated October 1, 2007 issued by the Registrar of Companies.

D. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended June 30, 2007 with relevant MD&A.
- copy of amended unaudited financial statements for the period ended June 30, 2007.

E. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British

dlw 11/16

Columbia and Alberta Securities Commissions.

F. Copies of news releases issued during the relevant period.

G. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

Date and Time: October 1, 2007 04:59 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **October 1, 2007 04:59 PM Pacific Time**

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

Date of Change of Directors

August 8, 2007

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

Delivery Address:
SUITE 901 2180 ARGYLE AVENUE
WEST VANCOUVER
WEST VANCOUVER BC V7K 1A4
CANADA

Director(s) as at August 8, 2007

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Delivery Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

#82 - 3923

Date and Time: October 1, 2007 05:09 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **October 1, 2007 05:09 PM Pacific Time**

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

'ate of Change of Directors

September 21, 2007

New Director(s)

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Director(s) as at September 21, 2007

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Delivery Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

#82-3923

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626

APPLICATION TO CORRECT THE CORPORATE REGISTER

FORM 47

INSTRUCTIONS:

Please type or print clearly in block letters and ensure that the form is signed and dated in ink.

The Application to Correct the Corporate Register form is to be used to correct some types of information in a record that was filed with the registrar.

Future Effective Dates: If a record has a future effective date and an error is found before the specified date and time of the filing, the record must be withdrawn, corrected and re-filed. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

Item B Enter the name exactly as shown on the Certificate of Incorporation, Registration, Amalgamation, Continuation, or Change of Name.

Item C Indicate the record to be amended and the date and time that record was filed. Enter the reason for the amendment including what the record stated at the time of filing. For example: Notice of Change of Directors, filed November 23, 2004, Director's name spelled incorrectly - John Smith should have read John Smythe.

Item D If the applicant is a corporation or firm, enter the full name of the corporation or firm.

Item E The applicant must be an authorized signing authority for the company. If the applicant is a corporation or firm, this form must be signed by an authorized signing authority for that corporation or firm.

Filing Fee: $20.00 Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act.* Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

A INCORPORATION/REGISTRATION NUMBER OF CORPORATION

BC0294425

B NAME OF CORPORATION

MAXIMUM VENTURES INC.

C RECORD TO BE AMENDED

Name of Record to be Amended: FORM 10 - NOTICE OF CHANGE OF DIRECTORS

Filed Date (YYYY / MM / DD): 2007/10/01 and Time 4:59 ☐ a.m. or ☑ p.m. Pacific Time

Reason for Amendment:

DATE OF CHANGE OF DIRECTORS WAS TYPED INCORRECTLY FOR MR. HUGH BURNETT. AUGUST 8, 2007 SHOULD HAVE READ AUGUST 17, 2007

D FULL NAME OF APPLICANT

LAST NAME	FIRST NAME	MIDDLE NAME
REKHI	AMANDEEP	

CORPORATION OR FIRM NAME

E CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF APPLICANT	SIGNATURE OF APPLICANT	DATE SIGNED (YYYY / MM / DD)
RAYMOND W. ROLAND	X Roland	2007/10/03

#82-3923

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
October 1, 2007

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: October 1, 2007 05:09 PM Pacific Time

Incorporation Number: **BC0294425**

Recognition Date: Incorporated on June 24, 1985

NOTICE OF ARTICLES

Name of Company:

MAXIMUM VENTURES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

ast Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Delivery Address:
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

---

ast Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON VOTING Shares	Without Par Value Without Special Rights or Restrictions attached

#82- 3923

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

June 30, 2007

(Unaudited)

MAXIMUM VENTURES INC.

June 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.
INTERIM BALANCE SHEETS

	June 30, 2007 (Unaudited)	September 30, 2006 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ **1,132,795**	$ 10,002
GST receivable	**83,746**	31,142
Advances and prepaid expenses	**85,306**	2,000
Refundable deposit	**1,000**	1,000
	1,302,847	44,144
Trust funds – security for costs – *Note 8*	**242,000**	10,000
Equipment – *Note 4*	**16,422**	20,098
Mineral properties – *Note 3*	**446,102**	396,102
	$ **2,007,371**	$ 470,344
LIABILITIES		
Current		
Accounts payable and accrued liabilities – *Note 6*	$ **137,260**	$ 234,339
Interest accrued	**2,063**	2,063
Loans payable	**107**	107
Due to related parties	**1,775**	1,775
	141,205	238,284
SHAREHOLDERS' EQUITY		
Share Capital - *Note 5*	**8,528,787**	5,825,469
Share subscriptions	**-**	57,500
Contributed surplus	**1,110,307**	883,238
Deficit	**(7,772,928)**	(6,534,147)
	1,866,166	232,060
	$ **2,270,351**	$ 470,344

Mongolian Litigation Interest – Note 7
Contingent Liability – Note 9
Subsequent events – Note 10

APPROVED BY DIRECTORS:

"Douglas B. Brooks" **Director** *"Raymond W. Roland"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

For the three and nine months ended June 30, 2007 and 2006

(Unaudited)

		Three Months Ended June 30, 2007		Three Months Ended June 30, 2006		**Nine Months Ended June 30, 2007**		Nine Months Ended June 30, 2006
EXPENSES								
Amortization	$	**1,225**	$	1.626	$	**3,676**	$	4,878
Bank charges and interest		**1,038**		(5.244)		**21,500**		2,750
Consulting fees – Note 6		**50,150**		83.550		**128,800**		96,050
Management fees		**7,500**		7,500		**22,500**		22,500
Office & miscellaneous		**7,999**		1,114		**13,837**		4,223
Professional fees		**418,356**		35,043		**749,436**		60,955
Rent		**9,000**		9,000		**27,000**		27,000
Shareholders communication		**1,902**		6,885		**5,104**		10,598
Stock-based compensation		**227,069**		-		**227,069**		598.583
Transfer agent and filing fees		**2,845**		7,359		**15,783**		13.935
Travel and Investor relations		**14,016**		871		**24,076**		2,357
NET LOSS FOR THE PERIOD		**(741,100)**		(147,704)		**(1,238,781)**		(843,829)
DEFICIT, BEGINNING OF THE PERIOD		**(7,031,828)**		(6,449,157)		**(6,534,147)**		(5,753,032)
DEFICIT, END OF PERIOD	$	**(7,772,928)**	$	(6,596,861)	$	**(7,772,928)**	$	(6,596,861)
NET LOSS PER SHARE	$	**(0.03)**	$	(0.03)	$	**(0.04)**	$	(0.03)

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS

For the three and nine months ended June 30, 2007 and 2006

(Unaudited)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Nine Months Ended June 30, 2007	Nine Months Ended June 30, 2006
OPERATIONS				
Net loss for the period	$ (741,100)	$ (147,704)	$ (1,238,781)	$ (843,829)
Items not involving cash:				
Amortization	1,225	1,626	3,676	4,878
Stock-based compensation	227,069	-	227,069	598,583
	(512,806)	(146,078)	(1,008,036)	(240,368)
Changes in non-cash working capital items related to operations:				
Advances receivable and prepaid expenses	(68,306)	(20,000)	(83,306)	(21,250)
GST receivable	(26,967)	(9,811)	(52,604)	(15,320)
Accounts payable and accrued liabilities	(30,519)	(117,828)	(97,079)	(47,308)
Due to related parties	(12,500)	(30,247)	-	(18,246)
Funds in trust	63,000	-	(232,000)	-
Cash used in operating activities	(588,098)	(323,964)	(1,473,025)	(342,492)
INVESTING ACTIVITIES				
Resource property acquisition costs	-	(50,000)	(50,000)	(50,000)
Cash used in investing activities	-	(50,000)	(50,000)	(50,000)
FINANCING ACTIVITIES				
Common shares issued for cash, net	1,127,999	446,108	2,703,318	446,108
Subscription shares	-	(19,608)	(57,500)	-
Loans payable	-	(16,074)	-	(16,074)
Cash provided by financing activities	1,127,999	410,426	2,645,818	430,034
INCREASE (DECREASE) IN CASH DURING THE PERIOD	539,901	36,462	1,122,793	37,542
CASH, BEGINNING OF THE PERIOD	592,894	3,210	10,002	2,130
CASH, END OF PERIOD	$ 1,132,795	$ 39,672	$ 1,132,795	$ 39,672
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended June 30, 2007
(Unaudited)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Maximum, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. Maximum is the Plaintiff in a major lawsuit for, among other things, ownership of resource exploration properties in Mongolia. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Maximum's interest in the properties, the ability of Maximum to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2007, Maximum had a working capital of $1,161,642 (2006 – $24,263) and an accumulated deficit of $7,772,928 since incorporation. Maximum has experienced recurring losses and has not generated profitable operations since inception. Should Maximum be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of Maximum as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Maximum be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in Maximum's annual financial statements for the year ended September 30, 2006, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Maximum's financial position, results of operations and cash flows have been included. Operating results for the nine-months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended September 30, 2007.

NOTE 3 – MINERAL PROPERTIES

	Balance, September 30, 2006	Incurred (Written-down) during the year	Balance, June 30 , 2007
Property costs			
Stump Lake Property	320,000	50,000	370,000
Mongolia Property	1	-	1
	320,001	50,000	370,001
Deferred exploration costs			
Stump Lake Property	76,100	-	76,100
Mongolia Property	1	-	1
	76,101	-	76,101
	$ 396,102	$ 50,000	$ 446,102

NOTE 3 – MINERAL PROPERTIES (Continued)

Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, Maximum was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, Maximum has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at June 30, 2007 the total amount of $76,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before April 1, 2006	50,000 (paid)
On or before November 30, 2006	50,000 (paid)
	$ 350,000

Common shares:

Maximum is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Mongolia Properties

Maximum is the Plaintiff in an action in The Supreme Court of British Columbia with Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graaf, claiming title and beneficial rights to certain Mongolian Properties.

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration Maximum agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

NOTE 3 – MINERAL PROPERTIES (Continued)

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
to make cash payments to November 1, 2007	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon Maximum having earned a 60% interest in the Edren properties and Ulaan properties, Maximum and Brant was to form a joint venture to further explore and develop these properties.

Maximum had the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. Maximum agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 7*

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

NOTE 4 – EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2007	Net Carrying Amount 2006
Computer	$ 4,909	$ 3,258	$ 1,651	$ 2,361
Office equipment	2,052	991	1,061	1,325
Automobile	25,000	11,290	13,710	18,040
	$ 31,961	$ 15,539	$ 16,422	$ 21,726

NOTE 5 - SHARE CAPITAL

Authorized:

On April 13, 2007, the authorized share capital of Maximum was changed from 100,000,000 common shares without par value to "Unlimited common shares without par value".

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	-
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
- share issue costs		-	(14,250)
Balance September 30, 2006		27,112,754	$ 5,825,469
For cash:			
- pursuant to exercise of warrants	– at $0.25	1,596,275	399,069
- pursuant to exercise of warrants	– at $0.50	468,000	234,000
- pursuant to exercise of warrants	– at $0.75	135,000	101,250
- pursuant to private placement	– at $0.50	2,150,000	1,075,000
- pursuant to private placement	– at $0.80	1,168,750	935,000
- share issue costs		-	(41,001)
Balance June 30, 2007		32,630,779	$ 8,528,787

As of June 30, 2007, Maximum held no common shares in escrow.

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended June 30, 2007
(Unaudited)

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

Maximum has established a stock option plan for directors, employees, and consultants. Under the Maximum's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of Maximum's issued shares at the time of the grant.

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant. A summary of the status of the stock option plan as of June 30, 2007 and 2006 and changes during the years ending on those dates is presented below:

	June 30, 2007		June, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,543,546	$0.50	1,445,000	$0.65
Granted	555,856	$0.80	2,543,546	$0.50
Expired	-	-	(1,445,000)	($0.65)
Options outstanding and exercisable at end of period	3,099,402	$0.55	2,543,546	$0.50

As at June 30, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

Number of stock options	Exercise Price	Expiry Date
2,543,546	$0.50	February 10,2008
555,856	$0.80	May 16, 2009
3,099,042		

Maximum has recorded the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended June 30, 2007 Maximum recorded a non-cash compensation charge of $227,069 upon the issuance of 555,856 stock options. The weighted average fair value of the options was $0.41 per share.

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	4.64%	3.75%
Dividend yield	-	-
Expected stock price volatility	121.49%	60.25%
Weighted average expected stock option life	2 years	2 years

Share purchase warrants

Share purchase warrant transactions as at June 30, 2007, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	3,501,491	$ 0.39
Granted	3,318,750	$ 0.92
Exercised	(2,199,275)	$ (0.33)
Expired	(1,302,216)	$ (0.51)
Outstanding, end of period	3,318,750	$ 0.92

At June 30, 2007 the following share purchase warrants were outstanding entitling the holder to purchase one common share of Maximum for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,150,000	$0.75	January 19, 2008
1,000,000	$0.75	February 22, 2008
1,168,750	$1.25	June 29, 2008
3,318,750		

NOTE 6 – RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2007 and 2006, Maximum incurred the following costs charged by a company controlled by a director of the Maximum:

	Nine months ended June 30,	
	2007	2006
Consulting	$ 45,000	$ 18,750
	$ 45,000	$ 18,750

NOTE 6 – RELATED PARTY TRANSACTIONS (Continued)

At June 30, 2007, accounts payable includes $ 4 (2006: $Nil) due to due to a director of Maximum.

NOTE 7 – MONGOLIAN LITIGATION INTEREST

Maximum has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). Maximum is claiming that these properties were and are held in trust for Maximum. The parties to the action have filed a Statement of Defense. (Refer to Note 8)

On May 9, 2007, Maximum announced that Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospector Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss Maximum's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of Maximum's interest in the Saddle Hills properties and that Maximum delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

On June 26, 2007, agreement between all parties to the action commenced by Maximum has resulted in the establishment of a new trial date of February 25, 2008.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties and 50% otherwise. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, will receive a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

NOTE 8 – TRUST FUNDS – SECURITY FOR COSTS

As at June 30, 2007, Maximum held $242,000 in trust in connection with security for costs in the Mongolian lawsuit. (Refer to Note 7)

NOTE 9 – CONTINGENT LIABILITY

In March 2007, Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its claim for an interest in the Saddle Hills uranium property under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against Maximum are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims.

NOTE 9– CONTINGENT LIABILITY (Continued)

Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

NOTE 10 – SUBSEQUENT EVENTS

a) On July 26, 2007, Maximum announced that it has completed the first tranche of its $1.5-million private placement for litigation purposes. Maximum has issued 1,168,750 units of its securities at $0.80 cents per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of Maximum at a price of $1.25 per share. These securities are restricted from trading until October 14, 2007, as to the shares and until October 29, 2007, as to any shares to be issued on exercise of the warrants. Finders' fees totalling $51,000 have been paid with respect to 510,000 units.

The proceeds will be used to finance Maximum's court action in the Supreme Court of British Columbia against Western Prospector Group Ltd., Ken de Graaf and others, and for general corporate purposes. In the lawsuit Maximum is seeking an order and a declaration that certain mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf defendants are held in trust for Maximum and for damages and equitable compensation from the defendants. The trial has now been adjourned with the consent of the parties to February, 2008.

The resource properties Maximum is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit located in Mongolia that Western Prospector is currently exploring and developing.

b) On August 24, 2007, Maximum announced that confusion has arisen regarding the validation of certain exploration licenses forming part of the Saddle Hills project in Mongolia, namely Licence No. 7685X and No 3367X, as reported by Western Prospector Group Ltd. (Refer Stockwatch news dated August 24, 2007). Maximum cautions that there appears to be confusion on the possible effect of the notices, possibly due in part to interpretation. Accordingly, the notices may not have the effect of immediately cancelling or revoking or invalidating the licences. Also, it may be that additional notices may be received from Mineral and Petroleum Resources Authority of Mongolia ("MRPAM") respecting other licences in Saddle Hills.

Mongolian mineral laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with state budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian mineral laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. It expects the Mongolian government will in any event only take lawful actions, and will respect the sanctity of contract and its mineral tenure system, and the rule of law.

Maximum believes Saddle Hills remains a project of considerable value even with the possibility that licences No. 7685X and No. 3367X may not be a part of the Saddle Hills project.

NOTE 10 – SUBSEQUENT EVENTS (Continued)

Maximum does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences and will continue to closely monitor this situation.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

JUNE 30, 2007

BACKGROUND

The following discussion and analysis, prepared as of August 27, 2007, should be read together with the unaudited interim financial statements for the nine months ended June 30, 2007 and 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the nine months ended June 30, 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, August 27, 2007.

Additional information related to Maximum is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum Ventures Inc. ("Maximum") is a mineral exploration company. Maximum's shares are listed and called for trading on the NEX division of TSX Venture Exchange under the trading symbol "MVI.H". Maximum's business is the acquisition exploration and development of mineral properties with a primary focus on properties demonstrating strong potential for hosting large scale ore bodies.

Maximum is the plaintiff in a law suit against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled by or associated with Mr. de Graaf where Maximum is claiming an interest in certain Mongolian resource property interests.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2006	Incurred (Written-down) during the period	**Balance, June 30, 2007**
Property costs:			
Stump Lake Property	$ 320,000	$ 50,000	$ **370,000**
Mongolia Properties	1	-	**1**
	320,001	50,000	**370,001**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	-	**76,100**
Mongolia Properties	1	-	**1**
	76,101	-	**76,101**
	$ 396,102	$ 50,000	$ **446,102**

COURT ACTION – MONGOLIAN MINERAL PROPERTY INTERESTS

During fiscal 2006, Maximum commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

The legal action was announced in Maximum's news release of March 2, 2006. In a news release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for a portion of the Saddle Hills Uranium deposit.

Maximum's Statement of Claim states that:

In or about May, 2002, Maximum negotiated an agreement on a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims. In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and that Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi. The Ulaan and Edren properties are referred to below in "Edren and Ulaan Properties, Mongolia".

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

On or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

MINERAL PROPERTIES – *CONT'D*

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties and 50% otherwise. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, will receive a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

All defendants have filed Statements of Defence.

On May 9, 2007, Maximum announced that Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospctor Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss Maximum's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of Maximum's interest in the Saddle Hills properties and that Maximum delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

On June 26, 2007, agreement between all parties to the action commenced by Maximum has resulted in the establishment of a new trial date of February 25, 2008. This trial is proceeding.

RECENT DEVELOPMENT

MONGOLIA LICENCE UPDATE

On Friday, Aug. 17, 2007, Western Prospector Group Ltd. announced that it had received notice from the Mineral and Petroleum Resources Authority of Mongolia (MPRAM)

MINERAL PROPERTIES – *CONT'D*

that exploration licence No. 7685X covering a portion of the Gurvanbulag uranium deposit had been cancelled. Gurvanbulag is part of the Saddle Hills uranium deposit. In further news released on Monday, August 21, 2007, Western Prospector announced licence No. 7685X had been revoked and that it had received confirmation that Adamas Mining LLC had received a similar notice that exploration licence No. 3367X, also part of the Saddle Hills uranium deposit, had been revoked.

In its August 21, 2007, news release Western Prospector stated that, "The Company's legal counsel in Mongolia has assessed the implication of the notices of revocation, and advises that the notices received make the licences subject to invalidation, and do not automatically revoke the licences."

On August 24, 2007, Maximum issued a news release cautioning investors that there appears to be confusion on the possible effect of the notices, possibly due in part to interpretation. Accordingly, the notices may not have the effect of immediately cancelling or revoking or invalidating the licences. Also, it may be that additional notices may be received from MRPAM respecting other licences in the Saddle Hills project area.

Mongolian mineral laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with state budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian mineral laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. It expects the Mongolian government will in any event only take lawful actions, and will respect the sanctity of contract and its mineral tenure system, and the rule of law.

Maximum believes the Saddle Hills uranium project remains a project of considerable value even with the possibility that licences No. 7685X and No. 3367X may not be a part of the Saddle Hills uranium project.

Maximum does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences. Maximum continues to closely monitor this situation. Maximum's lawsuit continues.

<u>Edren and Ulaan Properties, Mongolia</u>

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration Maximum agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to make total property maintenance payments of US$280,000 and to incur exploration expenditures totalling US$4,000,000 as follows:

MINERAL PROPERTIES – *CONT'D*

Edren and Ulaan Properties, Mongolia

	Edren Properties	Ulaan Properties
To earn the first 60% interest: Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

Upon Maximum having earned a 60% interest in the Edren properties and Ulaan properties, Maximum and Brant intended to form a joint venture to further explore and develop these properties.

Maximum has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. Maximum agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to Maximum's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning Maximum's title and ownership rights.

Prior to September 30, 2004, Maximum conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with

MINERAL PROPERTIES – *CONT'D*

ongoing disputes concerning Maximum's title and beneficial rights to the Edren and Ulaan properties, Maximum has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 Maximum had incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements Maximum is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties. Ulaan and Edren are subjects of the lawsuit referred to in "Court Action – Mongolian Mineral Property Interests".

Stump Lake Property, Canada

Acquisition

In May 2002, Maximum entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, Maximum has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at June 30, 2007, Maximum has incurred exploration expenditures of $76,100 as follows:

	2007
Assay	$ 3,120
Concession fees	1,514
Geological consulting	69,634
Travel	1,832
	$ 76,100

MINERAL PROPERTIES – *CONT'D*

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX"):	$ 150,000 (paid)
On or before November 1, 2002:	25,000 (paid)
On or before November 30, 2003:	75,000 (paid)
On or before April 1, 2006:	50,000 (paid)
On or before November 30, 2006:	50,000 (paid)
	$ 350,000

Common shares:

Maximum is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditures for the nine months ended June 30, 2007, were $Nil. Expenditure during the comparable period ending June 30, 2006, was $Nil.

Exploration

Maximum plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for mapping and geophysical work. Additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

CONTINGENT LIABILITY

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its interest in certain Mongolian mineral interests under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against Maximum are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims

Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously. A Statement of Defence has been filed.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the nine months ended June 30, 2007 and 2006 and audited financial information for the years ended September 30, 2006, 2005, and 2004.

	Nine Months ended June 30, 2007	**Nine Months ended June 30, 2006**	Year ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
	$	**$**	$	$	$
Revenue	-	-	-	-	-
Net loss	**(1,238,781)**	**(843,829)**	(781,115)	(391,839)	(1,798,284)
Basic and diluted loss per share	**(0.04)**	**(0.03)**	(0.03)	(0.02)	(0.09)
Total assets	**2,007,371**	**610,685**	470,344	491,450	545,965

RESULTS OF OPERATIONS

Three Months ended June 30, 2007

For the three-months ended June 30, 2007 the net loss was $741,100 or $0.03 per share compared to the net loss of $147,704 or $0.03 per share for the same period in 2006. The increase in net loss of $593,396 was primarily due to non-cash stock-based compensation expenses of $227,069. During the current period and in accordance with Maximum's stock option plan, Maximum expensed $227,069 in non-cash stock-based compensation expense by granting 555,856 stock options exercisable on or before May 16, 2009, at a price of 80cents per share, with increases in professional fees of $383,313 due to litigation costs and travel and investor of $13,145 and office and miscellaneous of $6,885 with corresponding decreases in consulting fees of $33,400, transfer agents and filing fees of $4,514 with the balance of the decrease of $898 spread over the remainder of the expenditures.

RESULTS OF OPERATIONS – *CONT'D*

Nine months ended June 30, 2007

For the nine-months ended June 30, 2007 the net loss was $1,238,781 or $0.04 per share compared to the net loss of $843,829 or $0.03 per share for the same period in 2006. The increase in the net loss of $394,952 was primarily due to professional fees of $688,481 due to litigation costs mainly associated with its ongoing court action regarding the Mongolian properties, consulting fees of $32,750 due to

obtaining professional advice on corporate matters pertaining to Maximum's pending litigation regarding its Mongolian properties, bank charges and interest of $18,750, travel and investor relations of $21,719 and office and miscellaneous of $9,614 with corresponding decreases in non-cash stock-based compensation expenses of $371,514 with the balance of the increase of $4,848 spread over the remainder of the expenditures.

Year ended September 30, 2006

For the year ended September 30, 2006 the net loss was $781,115 or $0.03 per share compared to the net loss of $391,839 or $0.02 per share for the same period in 2005. The increase in the net loss of $389,276 was primarily due to non-cash stock-based compensation expenses of $282,588, loss on write-off of uncollectible advance of $123,344, consulting fees of $86,900, public and shareholder relations of $3,582 and management fees of $2,500 with corresponding decreases in professional fees of $48,810, property investigation expenses of $55,498, office and miscellaneous expenses of $5,384, transfer agents and filing fees of $4,688 with the balance of the increase of $4,742 spread over the remainder of the expenditures.

REVENUES

Maximum does not have any source of revenue. Maximum uses equity financing and advances from related parties to support its operations.

EXPENSES

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

The following table identifies the changes in general and administrative expense for the nine months ended June 30, 2007 and 2006 and for the years ended September 30, 2006, 2005, and 2004.

	Nine-months ended June 30, 2007	**Nine-months ended June 30, 2006**	Year Ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
		$	$	$	$
Depreciation	**3,676**	**4,878**	6,505	4,220	961
Increase (decrease) % *	**(24.64)**		54.15	339.12	439.89
Bank charges and interest	**21,500**	**2,750**	6,220	6,487	11,723
Increase (decrease) % *	**+100**		(4.12)	(44.66)	(6.69)
Consulting	**128,800**	**96,050**	117,150	30,250	25,000
Increase (decrease) % *	**34.10**	-	287.27	21.00	70.07
Management fees	**22,500**	**22,500**	30,000	27,500	30,000
Increase (decrease) % *	-		9.09	(0.08)	-
Office and misc.	**18,537**	**4,223**	9,902	15,286	88,545
Increase (decrease) % *	**+100**		(35.22)	(82.73)	1,453.42
Professional fees	**749,436**	**60,955**	137,356	186,166	80,318
Increase (decrease) % *	**+100**		(26.21)	131.79	27.74
Property investigation	-	-	-	55,498	166,000
Increase (decrease) % *	-		(100)	(66.57)	100.00
Rent	**27,000**	**27,000**	36,000	36,000	36,000
Increase (decrease) % *	-		-	-	(4.00)
Shareholder communication	**5,104**	**10,598**	14,371	10,789	21,149
Increase (decrease) % *	**(51.84)**		33.20	(48.98)	100.00
Stock-based compensation	**227,069**	**598,583**	282,588	-	600,650
Increase (decrease) % *	**(62.07)**		100	(100)	100
Transfer agent and filing fees	**15,783**	**13,935**	14,700	19,388	37,665
Increase (decrease) % *	**13.26**		(24.18)	(48.53)	215.03
Travel and promotion	**24,076**	**2,357**	2,979	255	25,593
Increase (decrease) %*	**+100**		1,068.24	(99.00)	280.28

- Increase (decrease) expressed in % compared to the prior quarter and years.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2007			Year ended September 30, 2006				Year ended September 30, 2005
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(78,595)	(419,086)	(741,100)	(44,892)	(651,233)	(147,704)	62,714	(99,263)
Basic/diluted loss per share	(0.00)	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)	0.01	(0.01)

The net loss for the first quarter of the fiscal 2007 was $78,595 compared to the net loss of $44,892 for the same period in fiscal 2006. This increase in the net loss was primarily due to consulting fees of $39,578

SUMMARY OF QUARTERLY RESULTS – *CONT'D*

The net loss for the second quarter of the fiscal 2007 was $419,086 compared to the net loss of $651,233 for the same period in fiscal 2006. The decrease in the net loss was primarily due to stock-based compensation expenses of $598,583 expensed in 2006.

The net loss for the current quarter ending June 30, 2007 was $741,100 compared to the net loss of $147,704. The increase was primarily due to professional fees of $688,481 and a decrease in non-cash compensation expense of $371,514.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, Maximum had a working capital of $1,161,642 (2006 – $ 24,263).

Management anticipates the raising of additional funding through sale of its securities to enable Maximum to fund ongoing operations.

On January 25, 2007, Maximum completed $575,000 of its non-brokered private placement comprising 1.15 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of Maximum at a price of 75 cents per share. The units are restricted from trading until May 20, 2007.

On February 22, 2007, Maximum completed $500,000 of its non-brokered private placement comprising 1 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of Maximum at a price of 75 cents per share. Funds from the financing will be used for working capital and in connection with its litigation matters.

On June 28, 2007, Maximum completed $935,000 of its non-brokered private placement comprising 1,168,750 units at 80 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of Maximum at a price of $1.25 per share. Funds from the financing will be used for working capital and in connection with possible litigation matters.

During the nine months ended June 30, 2007, an additional $734,319 had been received due to the exercise of 1,596,275 share purchase warrants at $0.25 per share, 135,000 share purchase warrants at $0.75 per share and 468,000 share purchase warrants at $0.50 per share.

At June 30, 2007, Maximum held cash on hand of $1,132,795 (2006: $39,672) and liabilities totalled $141,205 (2006: $168,594).

LIQUIDITY AND CAPITAL RESOURCES – *CONT'D*

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. Maximum's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Maximum is in the process of developing plans to raise capital.

Maximum does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

On April 13, 2007, the authorized share capital of Maximum was changed to "Unlimited common shares without par value".

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	-
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
- share issue costs		-	(14,250)
Balance September 30, 2006		27,112,754	$ 5,825,469
For cash:			
- pursuant to exercise of warrants	– at $0.25	1,596,275	399,069
- pursuant to exercise of warrants	– at $0.50	468,000	234,000
- pursuant to exercise of warrants	– at $0.75	135,000	101,250
- pursuant to private placement	– at $0.50	2,150,000	1,075,000
- pursuant to private placement	– at $0.80	1,168,750	935,000
- share issue costs		-	(41,001)
Balance June 30, 2007		32,630,779	$ 8,569,788

SHARE CAPITAL – ***CONT'D***

As of June 30, 2007, Maximum held no common shares in escrow.

Stock Options

Stock-based compensation plan

Maximum follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of Maximum. Under the stock option plan, the exercise price of each option equals the market price of Maximum's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock Options

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant.

A summary of the status of the stock option plan as of June 30, 2007 and 2006 and changes during the years ending on those dates is presented below:

	June 30, 2007		June 30, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,543,546	$0.50	1,445,000	$0.65
Granted	555,856	$0.80	2,543,546	$0.50
Expired	-	-	(1,445,000)	($0.65)
Options outstanding and exercisable at end of period	3,099,402	$0.55	2,543,546	$0.50

As at June 30, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

Number of stock options	Exercise Price	Expiry Date
2,543,546	$0.50	February 10,2008
555,856	$0.80	May 16, 2009
3,099,042		

SHARE CAPITAL – *CONT'D*

Maximum has recorded the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended June 30, 2007 Maximum recorded a non-cash compensation charge of $227,069 upon the issuance of 555,856 stock options. The weighted average fair value of the options was $0.41 per share.
The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	4.64%	3.75%
Dividend yield	-	-
Expected stock price volatility	121,49%	60.25%
Weighted average expected stock option life	2 years	2 years

Share Purchase Warrants

Share purchase warrant transactions as at June 30, 2007, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	3,501,491	$ 0.39
Granted	3,318,750	$ 0.92
Exercised	(2,199,275)	$ (0.33)
Expired	(1,302,216)	$ (0.51)
Outstanding, end of period	3,318,750	$ 0.92

At June 30, 2007 the following share purchase warrants were outstanding entitling the holder to purchase one common share of Maximum for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,150,000	$0.75	January 19, 2008
1,000,000	$0.75	February 22, 2008
1,168,750	$1.25	June 29, 2008
3,318,750		

RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2007 and 2006, Maximum incurred the following costs charged by a company controlled by a director of Maximum:

RELATED PARTY TRANSACTIONS – ***CONT'D***

	2007	2006
Consulting fees	$ 45,000	$ 18,750
	$ 45,000	$ 18,750

At June 30, 2007, accounts payable includes $4 (2006: $Nil) to a director of Maximum.

ACCOUNTING PRINCIPLES

Stock Based Compensation

Maximum has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations Maximum uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of Maximum, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until Maximum's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although Maximum has taken steps to verify title to mineral properties, these procedures do not guarantee Maximum's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, Maximum evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, Maximum adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that Maximum's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at June 30, 2007, no provision has been made for asset retirement obligations.

OUTSTANDING SHARE DATA

As at August 27, 2007 Maximum had authorized share capital of unlimited shares without a par value. Shares outstanding as at August 27, 2007 totalled 32,630,779 shares. There were 3,318,750 warrants outstanding and 3,099,402 stock options outstanding.

SUBSEQUENT EVENTS

a) On July 26, 2007, Maximum announced that it has completed the first tranche of its $1.5-million private placement for litigation purposes. Maximum has issued 1,168,750 units of its securities at 80 cents per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of Maximum at a price of $1.25 per share. These securities are restricted from trading until October 14, 2007, as to the shares and until October 29, 2007, as to any shares to be issued on exercise of the warrants. Finders' fees totalling $51,000 have been paid with respect to 510,000 units.

The proceeds will be used to finance Maximum's court action in the Supreme Court of British Columbia against Western Prospector Group Ltd., Ken de Graaf and others, and for general corporate purposes. In the lawsuit Maximum is seeking an order and a declaration that certain mineral exploration properties in

Mongolia acquired by Western Prospector and the de Graaf defendants are held in trust for Maximum and for damages and equitable compensation from the defendants. The trial has now been adjourned with the consent of the parties to February, 2008.

SUBSEQUENT EVENTS – *CONT'D*

The resource property interests Maximum is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit located in Mongolia that Western Prospector is currently exploring and developing.

b) On August 24, 2007, Maximum announced that confusion has arisen regarding the validity of certain exploration licenses forming part of the Saddle Hills project in Mongolia, namely Licence No. 7685X and No 3367X, as reported by Western Prospector Group Ltd. (Refer: Stockwatch news dated August 24, 2007). Maximum cautions that there appears to be confusion on the possible effect of the notices, possibly due in part to interpretation. Accordingly, the notices may not have the effect of immediately cancelling or revoking or invalidating the licences. Also, it may be that additional notices may be received from Mineral and Petroleum Resources Authority of Mongolia ("MRPAM") respecting other licences in the Saddle Hills uranium project area. The validity of licences in the Saddle Hills area impact the subject matter of Maximum's lawsuit.

Mongolian mineral laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with state budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences' were applied for prior to the 2006 amendments to the Mongolian mineral laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences'. These and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. It expects the Mongolian government will in any event only take lawful actions, and will respect the sanctity of contract and its mineral tenure system, and the rule of law.

Maximum believes Saddle Hills remains a project of considerable value even with the possibility that licences No. 7685X and No. 3367X may not be a part of the Saddle Hills project.

Maximum does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences and will continue to closely monitor this situation.

RISKS AND UNCERTAINTIES

Maximum competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing Maximum include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Maximum is accumulated and communicated to Maximum's management as appropriate to allow timely decisions regarding required disclosure. Maximum's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that Maximum's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to Maximum, is made known to them by others within those entities. It should be noted that while Maximum's Chief Executive Officer and Chief Financial Officer believe that Maximum's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of Maximum are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of Maximum's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within Maximum. While management of Maximum has put in place certain procedures to mitigate the risk of a material misstatement in Maximum's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-3923

amended

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

June 30, 2007

(Unaudited)

MAXIMUM VENTURES INC.

June 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.
INTERIM BALANCE SHEETS

	June 30, 2007 (Unaudited)	September 30, 2006 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 1,132,795	$ 10,002
GST receivable	83,746	31,142
Advances and prepaid expenses	85,306	2,000
Refundable deposit	1,000	1,000
	1,302,847	44,144
Trust funds – security for costs – *Note 8*	242,000	10,000
Equipment – *Note 4*	16,422	20,098
Mineral properties – *Note 3*	446,102	396,102
	$ 2,007,371	$ 470,344
LIABILITIES		
Current		
Accounts payable and accrued liabilities – *Note 6*	$ 137,260	$ 234,339
Interest accrued	2,063	2,063
Loans payable	107	107
Due to related parties	1,775	1,775
	141,205	238,284
SHAREHOLDERS' EQUITY		
Share Capital - *Note 5*	8,528,787	5,825,469
Share subscriptions	-	57,500
Contributed surplus	1,110,307	883,238
Deficit	(7,772,928)	(6,534,147)
	1,866,166	232,060
	$ 2,007,371	$ 470,344

Mongolian Litigation Interest – Note 7
Contingent Liability – Note 9
Subsequent events – Note 10

APPROVED BY DIRECTORS:

"Douglas B. Brooks" **Director** *"Raymond W. Roland"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

For the three and nine months ended June 30, 2007 and 2006

(Unaudited)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	**Nine Months Ended June 30, 2007**	Nine Months Ended June 30, 2006
EXPENSES				
Amortization	$ **1,225**	$ 1,626	$ **3,676**	$ 4,878
Bank charges and interest	**1,038**	(5,244)	**21,500**	2,750
Consulting fees – Note 6	**50,150**	83,550	**128,800**	96,050
Management fees	**7,500**	7,500	**22,500**	22,500
Office & miscellaneous	**7,999**	1,114	**13,837**	4,223
Professional fees	**418,356**	35,043	**749,436**	60,955
Rent	**9,000**	9,000	**27,000**	27,000
Shareholders communication	**1,902**	6,885	**5,104**	10,598
Stock-based compensation	**227,069**	-	**227,069**	598,583
Transfer agent and filing fees	**2,845**	7,359	**15,783**	13,935
Travel and Investor relations	**14,016**	871	**24,076**	2,357
NET LOSS FOR THE PERIOD	**(741,100)**	(147,704)	**(1,238,781)**	(843,829)
DEFICIT, BEGINNING OF THE PERIOD	**(7,031,828)**	(6,449,157)	**(6,534,147)**	(5,753,032)
DEFICIT, END OF PERIOD	$ **(7,772,928)**	$ (6,596,861)	$ **(7,772,928)**	$ (6,596,861)
NET LOSS PER SHARE	$ **(0.03)**	$ (0.03)	$ **(0.04)**	$ (0.03)

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS

For the three and nine months ended June 30, 2007 and 2006

(Unaudited)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Nine Months Ended June 30, 2007	Nine Months Ended June 30, 2006
OPERATIONS				
Net loss for the period	$ (741,100)	$ (147,704)	$ (1,238,781)	$ (843,829)
Items not involving cash:				
Amortization	1,225	1,626	3,676	4,878
Stock-based compensation	227,069	-	227,069	598,583
	(512,806)	(146,078)	(1,008,036)	(240,368)
Changes in non-cash working capital items related to operations:				
Advances receivable and prepaid expenses	(68,306)	(20,000)	(83,306)	(21,250)
GST receivable	(26,967)	(9,811)	(52,604)	(15,320)
Accounts payable and accrued liabilities	(30,519)	(117,828)	(97,079)	(47,308)
Due to related parties	(12,500)	(30,247)	-	(18,246)
Funds in trust	63,000	-	(232,000)	-
Cash used in operating activities	(588,098)	(323,964)	(1,473,025)	(342,492)
INVESTING ACTIVITIES				
Resource property acquisition costs	-	(50,000)	(50,000)	(50,000)
Cash used in investing activities	-	(50,000)	(50,000)	(50,000)
FINANCING ACTIVITIES				
Common shares issued for cash, net	1,127,999	446,108	2,703,318	446,108
Subscription shares	-	(19,608)	(57,500)	-
Loans payable	-	(16,074)	-	(16,074)
Cash provided by financing activities	1,127,999	410,426	2,645,818	430,034
INCREASE (DECREASE) IN CASH DURING THE PERIOD	539,901	36,462	1,122,793	37,542
CASH, BEGINNING OF THE PERIOD	592,894	3,210	10,002	2,130
CASH, END OF PERIOD	$ 1,132,795	$ 39,672	$ 1,132,795	$ 39,672
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended June 30, 2007
(Unaudited)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Maximum, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. Maximum is the Plaintiff in a major lawsuit for, among other things, ownership of resource exploration properties in Mongolia. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Maximum's interest in the properties, the ability of Maximum to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2007, Maximum had a working capital of $1,161,642 (2006 – $24,263) and an accumulated deficit of $7,772,928 since incorporation. Maximum has experienced recurring losses and has not generated profitable operations since inception. Should Maximum be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of Maximum as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Maximum be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in Maximum's annual financial statements for the year ended September 30, 2006, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Maximum's financial position, results of operations and cash flows have been included. Operating results for the nine-months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended September 30, 2007.

NOTE 3 – MINERAL PROPERTIES

	Balance, September 30, 2006	Incurred (Written-down) during the year	Balance, June 30 , 2007
Property costs			
Stump Lake Property	320,000	50,000	370,000
Mongolia Property	1	-	1
	320,001	50,000	370,001
Deferred exploration costs			
Stump Lake Property	76,100	-	76,100
Mongolia Property	1	-	1
	76,101	-	76,101
	$ 396,102	$ 50,000	$ 446,102

NOTE 3 – MINERAL PROPERTIES (Continued)

Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, Maximum was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, Maximum has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at June 30, 2007 the total amount of $76,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before April 1, 2006	50,000 (paid)
On or before November 30, 2006	50,000 (paid)
	$ 350,000

Common shares:

Maximum is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Mongolia Properties

Maximum is the Plaintiff in an action in The Supreme Court of British Columbia with Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graaf, claiming title and beneficial rights to certain Mongolian Properties.

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration Maximum agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended June 30, 2007
(Unaudited)

NOTE 3 – MINERAL PROPERTIES (Continued)

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an *additional*	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
to make cash payments to November 1, 2007	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon Maximum having earned a 60% interest in the Edren properties and Ulaan properties, Maximum and Brant was to form a joint venture to further explore and develop these properties.

Maximum had the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. Maximum agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 7*

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

NOTE 4 – EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2007	Net Carrying Amount 2006
Computer	$ 4,909	$ 3,258	$ 1,651	$ 2,361
Office equipment	2,052	991	1,061	1,325
Automobile	25,000	11,290	13,710	18,040
	$ 31,961	$ 15,539	$ 16,422	$ 21,726

NOTE 5 - SHARE CAPITAL

Authorized:

On April 13, 2007, the authorized share capital of Maximum was changed from 100,000,000 common shares without par value to "Unlimited common shares without par value".

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	-
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
- share issue costs		-	(14,250)
Balance September 30, 2006		27,112,754	$ 5,825,469
For cash:			
- pursuant to exercise of warrants	– at $0.25	1,596,275	399,069
- pursuant to exercise of warrants	– at $0.50	468,000	234,000
- pursuant to exercise of warrants	– at $0.75	135,000	101,250
- pursuant to private placement	– at $0.50	2,150,000	1,075,000
- pursuant to private placement	– at $0.80	1,168,750	935,000
- share issue costs		-	(41,001)
Balance June 30, 2007		32,630,779	$ 8,528,787

As of June 30, 2007, Maximum held no common shares in escrow.

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

Maximum has established a stock option plan for directors, employees, and consultants. Under the Maximum's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of Maximum's issued shares at the time of the grant.

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant. A summary of the status of the stock option plan as of June 30, 2007 and 2006 and changes during the years ending on those dates is presented below:

	June 30, 2007		June, 2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,543,546	$0.50	1,445,000	$0.65
Granted	555,856	$0.80	2,543,546	$0.50
Expired	-	-	(1,445,000)	($0.65)
Options outstanding and exercisable at end of period	3,099,402	$0.55	2,543,546	$0.50

As at June 30, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

Number of stock options	Exercise Price	Expiry Date
2,543,546	$0.50	February 10,2008
555,856	$0.80	May 16, 2009
3,099,042		

Maximum has recorded the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended June 30, 2007 Maximum recorded a non-cash compensation charge of $227,069 upon the issuance of 555,856 stock options. The weighted average fair value of the options was $0.41 per share.

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	4.64%	3.75%
Dividend yield	-	-
Expected stock price volatility	121.49%	60.25%
Weighted average expected stock option life	2 years	2 years

Share purchase warrants

Share purchase warrant transactions as at June 30, 2007, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	3,501,491	$ 0.39
Granted	3,318,750	$ 0.92
Exercised	(2,199,275)	$ (0.33)
Expired	(1,302,216)	$ (0.51)
Outstanding, end of period	3,318,750	$ 0.92

At June 30, 2007 the following share purchase warrants were outstanding entitling the holder to purchase one common share of Maximum for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,150,000	$0.75	January 19, 2008
1,000,000	$0.75	February 22, 2008
1,168,750	$1.25	June 29, 2008
3,318,750		

NOTE 6 – RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2007 and 2006, Maximum incurred the following costs charged by a company controlled by a director of the Maximum:

	Nine months ended June 30, 2007	2006
Consulting	$ 45,000	$ 18,750
	$ 45,000	$ 18,750

NOTE 6 – RELATED PARTY TRANSACTIONS (Continued)

At June 30, 2007, accounts payable includes $ 4 (2006: $Nil) due to due to a director of Maximum.

NOTE 7 – MONGOLIAN LITIGATION INTEREST

Maximum has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). Maximum is claiming that these properties were and are held in trust for Maximum. The parties to the action have filed a Statement of Defense. (Refer to Note 8)

On May 9, 2007, Maximum announced that Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospector Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss Maximum's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of Maximum's interest in the Saddle Hills properties and that Maximum delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

On June 26, 2007, agreement between all parties to the action commenced by Maximum has resulted in the establishment of a new trial date of February 25, 2008.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties and 50% otherwise. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, will receive a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

NOTE 8 – TRUST FUNDS – SECURITY FOR COSTS

As at June 30, 2007, Maximum held $242,000 in trust in connection with security for costs in the Mongolian lawsuit. (Refer to Note 7)

NOTE 9 – CONTINGENT LIABILITY

In March 2007, Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its claim for an interest in the Saddle Hills uranium property under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against Maximum are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims.

NOTE 9– CONTINGENT LIABILITY (Continued)

Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

NOTE 10 – SUBSEQUENT EVENTS

a) On July 26, 2007, Maximum announced that it has completed the first tranche of its $1.5-million private placement for litigation purposes. Maximum has issued 1,168,750 units of its securities at $0.80 cents per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of Maximum at a price of $1.25 per share. These securities are restricted from trading until October 14, 2007, as to the shares and until October 29, 2007, as to any shares to be issued on exercise of the warrants. Finders' fees totalling $51,000 have been paid with respect to 510,000 units.

The proceeds will be used to finance Maximum's court action in the Supreme Court of British Columbia against Western Prospector Group Ltd., Ken de Graaf and others, and for general corporate purposes. In the lawsuit Maximum is seeking an order and a declaration that certain mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf defendants are held in trust for Maximum and for damages and equitable compensation from the defendants. The trial has now been adjourned with the consent of the parties to February, 2008.

The resource properties Maximum is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit located in Mongolia that Western Prospector is currently exploring and developing.

b) On August 24, 2007, Maximum announced that confusion has arisen regarding the validation of certain exploration licenses forming part of the Saddle Hills project in Mongolia, namely Licence No. 7685X and No 3367X, as reported by Western Prospector Group Ltd. (Refer Stockwatch news dated August 24, 2007). Maximum cautions that there appears to be confusion on the possible effect of the notices, possibly due in part to interpretation. Accordingly, the notices may not have the effect of immediately cancelling or revoking or invalidating the licences. Also, it may be that additional notices may be received from Mineral and Petroleum Resources Authority of Mongolia ("MRPAM") respecting other licences in Saddle Hills.

Mongolian mineral laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with state budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian mineral laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. It expects the Mongolian government will in any event only take lawful actions, and will respect the sanctity of contract and its mineral tenure system, and the rule of law.

Maximum believes Saddle Hills remains a project of considerable value even with the possibility that licences No. 7685X and No. 3367X may not be a part of the Saddle Hills project.

NOTE 10 – SUBSEQUENT EVENTS (Continued)

Maximum does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences and will continue to closely monitor this situation.

#82-3923

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 31, 2007

"Douglas B. Brooks"

Douglas B. Brooks
President & CEO

#82-3923

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: September 5, 2007

"Douglas B. Brooks"

Douglas B. Brooks
President & CEO

#82-3923

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 31, 2007

"Douglas B. Brooks"

Douglas B. Brooks
President & CFO

82-3123

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: September 5, 2007

"Douglas B. Brooks"

Douglas B. Brooks
President & CFO

#82-3923

MAXIMUM VENTURES INC.

July 26, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: **MVI.H**
12g3-2(b): 82-3923

LITIGATION FINANCING CLOSES

Maximum Ventures Inc. (Trading Symbol: MVI.H) is pleased to announce that it has completed the first tranche of its $1,500,000 private placement for litigation purposes. Maximum has issued 1,168,750 units of its securities at $0.80 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of Maximum at a price of $1.25 per share. These securities are restricted from trading until October 14, 2007 as to the shares and until October 29, 2007 as to any shares to be issued on exercise of the warrants. Finder's fees totalling $51,000 have been paid with respect to 510,000 units.

The proceeds will be used to finance Maximum's court action in the Supreme Court of B.C. against Western Prospector Group Ltd., Ken de Graaf et al announced March 2, 2006 and for general corporate purposes. In the lawsuit Maximum is seeking an order and a declaration that certain mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf Defendants are held in trust for Maximum, and for damages and equitable compensation from the defendants. The trial has now been adjourned with the consent of the parties to February, 2008.

The resource properties Maximum is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit located in Mongolia that Western Prospector is currently exploring and developing. Maximum expects to close the remaining $565,000 of the financing in due course.

**BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.**

Per: *"Raymond W. Roland"*
Raymond W. Roland, Director

#82-3923

MAXIMUM VENTURES INC.

Date August 20th, 2007

Telephone: (604) 669-3005
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

NOTICE OF MONGOLIAN LICENCE CANCELLATION

Maximum Ventures Inc. **(MVI.H: TSX – V)** – reports that Western Prospector Group Ltd. announced on Friday, August 17th, 2007 that it received notice from the Mineral and Petroleum Resources Authority of Mongolia that exploration license 7685X, covering part of the Gurvanbulag uranium deposit at the Saddle Hills project in Mongolia, has been cancelled, as some prior work exploration work and reserve determination were financed by the state budget. This exploration license is one of several that comprise the Saddle Hills uranium project. Maximum is aware that other licenses have also been affected, including an exploration licence held by Khan Resources Inc. near Saddle Hills which has been deemed invalid.

Ownership of the Saddle Hills uranium deposit is the subject of a lawsuit in the Supreme Court of British Columbia, in which Maximum is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising Saddle Hills – are held in trust for Maximum. Maximum is also seeking damages and equitable compensation from the defendants.

Western Prospector has expended millions of dollars exploring and developing the Saddle Hills Uranium Deposit. On June 18th, 2007 Western Prospector announced that it had completed a $34,615,000 financing to continue to advance the Saddle Hills Uranium project toward a feasibility study in 2008.

Western Prospector has stated that it is now working closely with its legal counsel in Mongolia to assess the implications of the notice from the minerals authority, its legal rights, and that it intends to vigorously oppose the determination. Maximum does not have direct contact with the Mongolian authorities regarding the cancelled exploration licence but will closely monitor this situation.

BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, Director

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#82-3923

MAXIMUM VENTURES INC.

August 21, 2007 | Telephone: (604) 669-3005 | Trading Symbol: MVI.H
Toll Free: 1 (888) 880-2288 | 12g3-2(b): 82-3923

ADDITIONAL MONGOLIAN LICENCE CANCELLATION NOTICE

Maximum Ventures Inc. **(MVI.H: TSX – V)** – reports that Western Prospector Group Ltd. ("Western") announced earlier today, August 21, 2007 that it received confirmation that Adamas Mining LLC ("Adamas") had received a notice from the Mineral and Petroleum Resources Authority of Mongolia ("MPRAM") regarding exploration licence 3367X similar to the notice received by Western regarding licence 7685X. Western is a party to an agreement with Adamas to earn a 70-per-cent interest in Adamas's exploration licence 3367X, which covers the Nemer, Mardaigol and Dor uranium deposits located within the Saddle Hills project area.

As reported by Western in its news release of August 17, 2007 and Maximum on August 20, 2007, Western received notice from the MPRAM that exploration licence 7685X, covering the western part of Western Prospector's Gurvanbulag uranium deposit within the Saddle Hills project in Mongolia, had been revoked, as some prior work on this licence had been financed by the Mongolian State budget.

Western now reports that the notices received from MPRAM indicated that a total of 34 licences held by 18 entities are to be revoked. The licences, held by national and international parties, cover deposits of coal, industrial minerals, base and precious metals, as well as uranium.

Western further reports that its legal counsel in Mongolia has assessed the implications of the notices of revocation, and advises that the notices received make the licences subject to invalidation and do not automatically revoke the licences. Western also states that it cannot rule out receiving additional licence revocation notices from MPRAM and that it fully intends to vigorously oppose the actions of MPRAM through appeal in the Mongolian courts.

Ownership of the Saddle Hills uranium deposit is the subject of a lawsuit in the Supreme Court of British Columbia, in which Maximum is seeking an order and a declaration against Western, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising Saddle Hills – are held in trust for Maximum. Maximum is also seeking damages and equitable compensation from the defendants in the lawsuit.

Maximum does not have direct contact with the Mongolian authorities regarding the relevant exploration licences. Maximum is closely monitoring this situation.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#82-3923

MAXIMUM
VENTURES INC.

August 24, 2007

Telephone: (604) 669-3005
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

MONGOLIA LICENCE UPDATE

Maximum Ventures Inc. **(MVI.H: TSX.V)** – On Friday August 17, 2007, Western Prospector Group Ltd. ("Western Prospector") announced that it had received notice from the Mineral and Petroleum Resources Authority of Mongolia ("MPRAM") that Exploration License #7685X covering a portion of the Gurvanbulag uranium deposit had been "cancelled". In a further news release on Monday, August 21, 2007, Western Prospector announced Licence #7685X had been "revoked" and that it had received confirmation that Adams Mining LLC had received a "similar notice" that Exploration Licence #3367X, also part of Saddle Hills, had been revoked. These followed a news release from Khan Resources Inc. ("Khan") on Friday, August 17, 2007 that it had received notice that its licence #9282X had been deemed invalid.

In its August 21, 2007 news release Western Prospector stated that "The company's legal counsel in Mongolia has assessed the implication of the notices of revocation, and advises that the notices received make the licences subject to invalidation, and do not automatically revoke the licences".

Wednesday, Khan issued a statement that Khan had been "... advised by MRPAM that Khan's special exploration license 9282X has not been rendered invalid, but rather is subject to review by MRPAM and may be declared invalid."

Maximum cautions investors that there appears to be confusion on the possible effect of the notices, possibly due in part to interpretation. Accordingly the notices may not have the effect of immediately cancelling or revoking or invalidating the licences. Also, it may be that additional notices may be received from MRPAM respecting other licences in Saddle Hills.

Mongolian Mineral Laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with State Budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian Mineral Laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. We expect the Mongolian Government will in any event only take lawful actions and will respect the sanctity of contract and its Mineral Tenure System, and the Rule of Law.

Maximum is suing for ownership of the Saddle Hills uranium deposit in a lawsuit in the Supreme Court of British Columbia where Maximum is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising Saddle Hills – are held in trust for Maximum. Maximum is also seeking damages and equitable

compensation from the defendants in the lawsuit. Maximum's lawsuit was filed in March, 2006. The lawsuit continues with trial set for February, 2008.

Maximum believes Saddle Hills remains a project of considerable value even with the possibility that Licences #7685X and #3367X may not be a part of the Saddle Hills Project.

Maximum does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences. Maximum continues to closely monitor this situation.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#82-3923

MAXIMUM VENTURES INC.

September 11, 2007

Telephone: (604) 669-3005
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

MONGOLIA LICENCES VALID – GOVERNMENT CLARIFIES EFFECT OF NOTICES

Maximum Ventures Inc. **(MVI.H: TSX.V)** – is very pleased to announce that the Mongolian government has now clarified the effect of its recent notices to holders of exploration licences. The clarification indicates licence holders are obliged to move on to develop deposits. The Chairman of the Mineral Resources and Petroleum Authority of Mongolia ("MRPAM") on September 10, 2007 issued a statement noting that license holders "...have absolutely no risk to loose their rights, if they fulfill the legal requirements."

Validity of licences is important to Maximum as it is suing Western Prospector Group Ltd. and others for, among other things, ownership of all or a portion of the Saddle Hills uranium deposit located in Mongolia.

One of the companies affected by the notices, Khan Resources Inc., issued a further news release this morning containing the following full text of the statement from the Chairman.

> Statement by the chairman Of the Mineral Resources and Petroleum Authority of Mongolia, Sept. 10, 2007
>
> "Welcoming the active and valuable inputs from different stakeholders in the mining industry and some foreign countries' representatives in the past few days, I would like to take this opportunity to officially address the recent issue concerning some mineral exploration licences.
>
> "Expressing my sincere thanks for your keen attention and interest in mining sector's development of Mongolia let me give you the following explanations.
>
> "It is obvious that the notice of Aug. 14, 2007, given by MRPAM Cadastral Centre to 18 international and national companies about invalidation of their exploration licences, has caused a serious concern among them as well as other investors.
>
> "The notice was given following the recommendations of the state audit board, which discovered that the area covered by the 34 licences out of more than 6,000 currently effective licences, had been explored by state budget in the past and according to law, passed by parliament on July 8,

2006, the exploration licences had to be revoked, because they were covering mineral deposits ready for mining development.

"In this connection, I would like to emphasize that if the concerned licenceholders change them into exploitation or pre-exploitation or production licences in accordance with the minerals law they are most welcome. Important is to accept the legal framework that companies can not anymore continue possessing exploration licences in areas where exploration has finalized long ago instead they are obliged to move on to develop the deposits. They have absolutely no risk to loose their rights, if they fulfill the legal requirements.

"To let you know, so far not a single licence out of the 34 has been invalidated by me, because Mongolian government has no hidden agenda to take away these licences. So let me assure you that the MRPAM is fully committed to strictly following the minerals law, which protects interests of both foreign and domestic investors. As a matter of fact every mining operation conducted according to the law is running with no disruption. For example, one of the largest mining projects with foreign investment Boroo Gold has been enjoying excellent advantages thanks to the stability agreement and has extracted in its operation years total 26 tons of gold (not including the 2007 production), while paying no income taxes. I am very confident that Ivanhoe Mines' Oyu Tolgoi investment agreement, which has been recently approved by the government, will pass the parliament soon.

"I greatly encourage the international and national companies to continue their oil and gas exploration projects and programs. Petroleum exploration has become another great investment opportunity in Mongolian resources sector. Mining policy of Mongolia as well as our international standard licensing system will not be changed, because it is a cornerstone of our national development and prosperity.

"So finally, there is no need to worry about the unlawful revision of these licences. Let us co-operate and continue our business as usual."

Thank you,

Luvsanvandan Bold

chairman

Mineral Resources and Petroleum Authority of Mongolia "

Khan Resources Inc. is not involved in Maximum's lawsuit.

In its news release of August 23, 2007 Maximum encouraged investors to carefully consider the possible effects of the notices received by Khan Resources Inc. and Western Prospectors Group Ltd. and other companies and suggested that the notices may not have the effect of immediately cancelling or revoking or invalidating the licences.

Maximum considers Mongolia to be an excellent place to conduct business. Maximum is very pleased with the strong and clear message to investors by the Chairman of the MRPAM that Mongolia is open for business and its mining policy and licencing systems will not be changed.

Law Suit for Ownership of Saddle Hills Uranium Deposit - Mongolia

The effect of the notices is important to Maximum and its investors. Maximum is suing for ownership of the Saddle Hills uranium deposit located in Mongolia. The lawsuit is in the Supreme Court of British Columbia. Maximum is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising the Saddle Hills uranium deposit– are held in trust for Maximum. The lawsuit continues with trial set for February, 2008.

**BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.**

Per: *"Raymond Roland"*
Raymond Roland, Director

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM VENTURES INC.

September 21, 2007

Telephone: (604) 669-3005
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

APPOINTMENT OF NEW DIRECTOR

Maximum Ventures Inc. **(MVI.H: TSX.V)** is pleased to announce that Mr. Kirk Shaw has been appointed to the Board of Directors. Mr. Shaw is the President and owner of the largest entertainment production company in Canada and is executive consultant to several publicly traded exploration companies. Mr. Hugh Burnett has resigned from the Board. The Company thanks Mr. Burnett for his contributions and wishes him well in his retirement.

BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.

"Douglas B. Brooks"

Per: ______________________________

Douglas B. Brooks
President & CEO

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#82-3928

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 26, 2007

Item 3. **News Release**

News Release dated July 26, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has completed the first tranche of its $1,500,000 private placement for litigation purposes.

The Issuer also announces update on the court action against Western Prospector Group Ltd., Ken de Graaf et al announced on March 2, 2006.

Item 5. **Full Description of Material Change**

The Issuer is pleased is pleased to announce that it has completed the first tranche of its $1,500,000 private placement for litigation purposes. The Issuer has issued 1,168,750 units of its securities at $0.80 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $1.25 per share. These securities are restricted from trading until October 14, 2007 as to the shares and until October 29, 2007 as to any shares to be issued on exercise of the warrants. Finder's fees totalling $51,000 have been paid with respect to 510,000 units.

The proceeds will be used to finance the Issuer's court action in the Supreme Court of B.C. against Western Prospector Group Ltd., Ken de Graaf et al

announced March 2, 2006 and for general corporate purposes. In the lawsuit the Issuer is seeking an order and a declaration that certain mineral exploration properties in Mongolia acquired by Western Prospector and the de Graaf Defendants are held in trust for the Issuer, and for damages and equitable compensation from the defendants. The trial has now been adjourned with the consent of the parties to February, 2008.

The resource properties Issuer is claiming ownership of in the lawsuit include all, or a portion, of the Saddle Hills uranium deposit located in Mongolia that Western Prospector is currently exploring and developing. The Issuer expects to close the remaining $565,000 of the financing in due course.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of August, 2007.

"Raymond Roland"
Raymond Roland, Director

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. <u>Reporting Issuer</u>

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. <u>Date of Material Change</u>

August 20, 2007

Item 3. <u>News Release</u>

News Release dated August 20, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. <u>Summary of Material Change</u>

The Issuer reports that Western Prospector Group Ltd. announced on Friday, August 17th, 2007 that it received notice from the Mineral and Petroleum Resources Authority of Mongolia that exploration license 7685X, covering part of the Gurvanbulag uranium deposit at the Saddle Hills project in Mongolia, has been cancelled, as some prior work exploration work and reserve determination were financed by the state budget. This exploration license is one of several that comprise the Saddle Hills uranium project.

Item 5. <u>Full Description of Material Change</u>

The Issuer reports that Western Prospector Group Ltd. announced on Friday, August 17th, 2007 that it received notice from the Mineral and Petroleum Resources Authority of Mongolia that exploration license 7685X, covering part of the Gurvanbulag uranium deposit at the Saddle Hills project in Mongolia, has been cancelled, as some prior work exploration work and reserve determination were financed by the state budget. This exploration license is one of several that comprise the Saddle Hills uranium project. The Issuer is aware that other licenses have also been affected, including an exploration licence held by Khan Resources Inc. near Saddle Hills which has been deemed invalid.

Ownership of the Saddle Hills uranium deposit is the subject of a lawsuit in the Supreme Court of British Columbia, in which the Issuer is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising Saddle Hills – are held in trust for the Issuer. The Issuer is also seeking damages and equitable compensation from the defendants.

Western Prospector has expended millions of dollars exploring and developing the Saddle Hills Uranium Deposit. On June 18th, 2007 Western Prospector announced that it had completed a $34,615,000 financing to continue to advance the Saddle Hills Uranium project toward a feasibility study in 2008.

Western Prospector has stated that it is now working closely with its legal counsel in Mongolia to assess the implications of the notice from the minerals authority, its legal rights, and that it intends to vigorously oppose the determination. The Issuer does not have direct contact with the Mongolian authorities regarding the cancelled exploration licence but will closely monitor this situation.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of August, 2007.

"Raymond Roland"
Raymond Roland, Director

#82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 21, 2007

Item 3. **News Release**

News Release dated August 21, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer reports that Western Prospector Group Ltd. ("Western") announced earlier today, August 21, 2007 that it received confirmation that Adamas Mining LLC ("Adamas") had received a notice from the Mineral and Petroleum Resources Authority of Mongolia ("MPRAM") regarding exploration licence 3367X similar to the notice received by Western regarding licence 7685X.

Item 5. **Full Description of Material Change**

The Issuer reports that Western Prospector Group Ltd. ("Western") announced earlier today, August 21, 2007 that it received confirmation that Adamas Mining LLC ("Adamas") had received a notice from the Mineral and Petroleum Resources Authority of Mongolia ("MPRAM") regarding exploration licence 3367X similar to the notice received by Western regarding licence 7685X. Western is a party to an agreement with Adamas to earn a 70-per-cent interest in Adamas's exploration licence 3367X, which covers the Nemer, Mardaigol and Dor uranium deposits located within the Saddle Hills project area.

As reported by Western in its news release of August 17, 2007 and the Issuer on August 20, 2007, Western received notice from the MPRAM that exploration licence 7685X, covering the western part of Western Prospector's Gurvanbulag uranium deposit within the Saddle Hills project in Mongolia, had been revoked, as some prior work on this licence had been financed by the Mongolian State budget.

Western now reports that the notices received from MPRAM indicated that a total of 34 licences held by 18 entities are to be revoked. The licences, held by national and international parties, cover deposits of coal, industrial minerals, base and precious metals, as well as uranium.

Western further reports that its legal counsel in Mongolia has assessed the implications of the notices of revocation, and advises that the notices received make the licences subject to invalidation and do not automatically revoke the licences. Western also states that it cannot rule out receiving additional licence revocation notices from MPRAM and that it fully intends to vigorously oppose the actions of MPRAM through appeal in the Mongolian courts.

Ownership of the Saddle Hills uranium deposit is the subject of a lawsuit in the Supreme Court of British Columbia, in which the Issuer is seeking an order and a declaration against Western, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising Saddle Hills – are held in trust for the Issuer. The Issuer is also seeking damages and equitable compensation from the defendants in the lawsuit.

The Issuer does not have direct contact with the Mongolian authorities regarding the relevant exploration licences. The Issuer is closely monitoring this situation.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of August, 2007.

"Raymond Roland"
Raymond Roland, Director

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

August 24, 2007

Item 3. News Release

News Release dated August 24, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer reports that On Friday August 17, 2007, Western Prospector Group Ltd. ("Western") announced that it had received notice from the Mineral and Petroleum Resources Authority of Mongolia ("MPRAM") that Exploration License #7685X covering a portion of the Gurvanbulag uranium deposit had been "cancelled". In a further news release on Monday, August 21, 2007, Western Prospector announced Licence #7685X had been "revoked" and that it had received confirmation that Adams Mining LLC had received a "similar notice" that Exploration Licence #3367X, also part of Saddle Hills, had been revoked. These followed a news release from Khan Resources Inc. ("Khan") on Friday, August 17, 2007 that it had received notice that its licence #9282X had been deemed invalid.

In its August 21, 2007 news release Western Prospector stated that "The company's legal counsel in Mongolia has assessed the implication of the notices of revocation, and advises that the notices received make the licences subject to invalidation, and do not automatically revoke the licences".

Wednesday, Khan issued a statement that Khan had been "... advised by MRPAM that Khan's special exploration license 9282X has not been rendered invalid, but rather is subject to review by MRPAM and may be declared invalid."

The Issuer cautions investors that there appears to be confusion on the possible effect of the notices, possibly due in part to interpretation. Accordingly the notices may not have the effect of immediately cancelling or revoking or invalidating the licences. Also, it may be that additional notices may be received from MRPAM respecting other licences in Saddle Hills.

Mongolian Mineral Laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with State Budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian Mineral Laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. The Issuer considers Mongolia to be an excellent place to conduct business. We expect the Mongolian Government will in any event only take lawful actions and will respect the sanctity of contract and its Mineral Tenure System, and the Rule of Law.

Item 5. **Full Description of Material Change**

The Issuer reports that On Friday August 17, 2007, Western Prospector Group Ltd. ("Western Prospector") announced that it had received notice from the Mineral and Petroleum Resources Authority of Mongolia ("MPRAM") that Exploration License #7685X covering a portion of the Gurvanbulag uranium deposit had been "cancelled". In a further news release on Monday, August 21, 2007, Western Prospector announced Licence #7685X had been "revoked" and that it had received confirmation that Adams Mining LLC had received a "similar notice" that Exploration Licence #3367X, also part of Saddle Hills, had been revoked. These followed a news release from Khan Resources Inc. ("Khan") on Friday, August 17, 2007 that it had received notice that its licence #9282X had been deemed invalid.

In its August 21, 2007 news release Western Prospector stated that "The company's legal counsel in Mongolia has assessed the implication of the notices of revocation, and advises that the notices received make the licences subject to invalidation, and do not automatically revoke the licences".

Wednesday, Khan issued a statement that Khan had been "... advised by MRPAM that Khan's special exploration license 9282X has not been rendered invalid, but rather is subject to review by MRPAM and may be declared invalid."

The Issuer cautions investors that there appears to be confusion on the possible effect of the notices, possibly due in part to interpretation. Accordingly the notices may not have the effect of immediately cancelling or revoking or invalidating the licences. Also, it may be that additional notices may be received

from MRPAM respecting other licences in Saddle Hills.

Mongolian Mineral Laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with State Budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian Mineral Laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. The Issuer considers Mongolia to be an excellent place to conduct business. We expect the Mongolian Government will in any event only take lawful actions and will respect the sanctity of contract and its Mineral Tenure System, and the Rule of Law.

The Issuer is suing for ownership of the Saddle Hills uranium deposit in a lawsuit in the Supreme Court of British Columbia where the Issuer is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising Saddle Hills – are held in trust for the Issuer. The Issuer is also seeking damages and equitable compensation from the defendants in the lawsuit. The Issuer's lawsuit was filed in March, 2006. The lawsuit continues with trial set for February, 2008.

The Issuer believes Saddle Hills remains a project of considerable value even with the possibility that Licences #7685X and #3367X may not be a part of the Saddle Hills Project.

The Issuer does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences. The Issuer continues to closely monitor this situation.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. *Senior Officers*

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of September, 2007.

"Douglas B. Brooks"
Douglas B. Brooks, Director

#82-3123

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 11, 2007

Item 3. **News Release**

News Release dated September 11, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission, Market News Publishing and MarketWire.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that the Mongolian government has issued a statement clarifying the status of exploration licences in Mongolia and provides an update.

Item 5. **Full Description of Material Change**

The Issuer pleased to announce that the Mongolian government has now clarified the effect of its recent notices to holders of exploration licences. The clarification indicates licence holders are obliged to move on to develop deposits. The Chairman of the Mineral Resources and Petroleum Authority of Mongolia ("MRPAM") on September 10, 2007 issued a statement noting that license holders "...have absolutely no risk to loose their rights, if they fulfill the legal requirements."

Validity of licences is important to the Issuer as it is suing Western Prospector Group Ltd. and others for, among other things, ownership of all or a portion of the Saddle Hills uranium deposit located in Mongolia.

One of the companies affected by the notices, Khan Resources Inc., issued a further news release this morning containing the following full text of the statement from the Chairman.

> Statement by the chairman Of the Mineral Resources and Petroleum Authority of Mongolia, Sept. 10, 2007

"Welcoming the active and valuable inputs from different stakeholders in the mining industry and some foreign countries' representatives in the past few days, I would like to take this opportunity to officially address the recent issue concerning some mineral exploration licences.

"Expressing my sincere thanks for your keen attention and interest in mining sector's development of Mongolia let me give you the following explanations.

"It is obvious that the notice of Aug. 14, 2007, given by MRPAM Cadastral Centre to 18 international and national companies about invalidation of their exploration licences, has caused a serious concern among them as well as other investors.

"The notice was given following the recommendations of the state audit board, which discovered that the area covered by the 34 licences out of more than 6,000 currently effective licences, had been explored by state budget in the past and according to law, passed by parliament on July 8, 2006, the exploration licences had to be revoked, because they were covering mineral deposits ready for mining development.

"In this connection, I would like to emphasize that if the concerned licenceholders change them into exploitation or pre-exploitation or production licences in accordance with the minerals law they are most welcome. Important is to accept the legal framework that companies can not anymore continue possessing exploration licences in areas where exploration has finalized long ago instead they are obliged to move on to develop the deposits. They have absolutely no risk to loose their rights, if they fulfill the legal requirements.

"To let you know, so far not a single licence out of the 34 has been invalidated by me, because Mongolian government has no hidden agenda to take away these licences. So let me assure you that the MRPAM is fully committed to strictly following the minerals law, which protects interests of both foreign and domestic investors. As a matter of fact every mining operation conducted according to the law is running with no disruption. For example, one of the largest mining projects with foreign investment Boroo Gold has been enjoying excellent advantages thanks to the stability agreement and has extracted in its operation years total 26 tons of gold (not including the 2007 production), while paying no income taxes. I am very confident that Ivanhoe Mines' Oyu Tolgoi investment agreement, which has been recently approved by the government, will pass the parliament soon.

"I greatly encourage the international and national companies to continue their oil and gas exploration projects and programs. Petroleum exploration has become another great investment opportunity in Mongolian resources sector. Mining policy of Mongolia as well as our international standard licensing system will not be changed, because it is a cornerstone of our national development and prosperity.

"So finally, there is no need to worry about the unlawful revision of these licences. Let us co-operate and continue our business as usual."

Thank you.

Luvsanvandan Bold

chairman

Mineral Resources and Petroleum Authority of Mongolia"

Khan Resources Inc. is not involved in the Issuer's lawsuit.

In its news release of August 23, 2007 the Issuer encouraged investors to carefully consider the possible effects of the notices received by Khan Resources Inc. and Western Prospectors Group Ltd. and other companies and suggested that the notices may not have the effect of immediately cancelling or revoking or invalidating the licences.

The Issuer considers Mongolia to be an excellent place to conduct business. The Issuer is very pleased with the strong and clear message to investors by the Chairman of the MRPAM that Mongolia is open for business and its mining policy and licencing systems will not be changed.

Law Suit for Ownership of Saddle Hills Uranium Deposit - Mongolia

The effect of the notices is important to the Issuer and its investors. The Issuer is suing for ownership of the Saddle Hills uranium deposit located in Mongolia. The lawsuit is in the Supreme Court of British Columbia. The Issuer is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia – including licences comprising the Saddle Hills uranium deposit– are held in trust for the Issuer. The lawsuit continues with trial set for February, 2008.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of September, 2007.

"Raymond Roland"
Raymond Roland, Director

#82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 21, 2007

Item 3. **News Release**

News Release dated September 21, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a change of directors.

Item 5. **Full Description of Material Change**

The Issuer announces that Mr. Kirk Shaw has been appointed to the Board of Directors. Mr. Shaw is the President and owner of the largest entertainment production company in Canada and is executive consultant to several publicly traded exploration companies. Mr. Hugh Burnett has resigned from the Board. The Issuer thanks Mr. Burnett for his contributions and wishes him well in his retirement.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of September, 2007.

"Raymond Roland"
Raymond Roland, Director

END